EXHIBIT 12 (B)

NEVADA POWER COMPANY

RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(dollars in thousands)
EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges	$19,277	$(235,070)	$63,405	$(7,928)	$38,787
Income Taxes	(614)	(131,784)	32,783	(9,386)	21,213

Income (Loss) From Continuing Operations before Income Taxes	18,663	(366,854)	96,188	(17,314)	60,000
Fixed Charges	198,042	141,380	114,484	104,402	98,203
Capitalized Interest	(2,700)	(3,412)	(2,141)	(7,855)	(8,356)

Total	$214,005	$(228,886)	$208,531	$79,233	$149,847

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$198,042	$141,380	$114,484	$104,402	$98,203

Total	$198,042	$141,380	$114,484	$104,402	$98,203

RATIO OF EARNINGS TO FIXED CHARGES	1.08	—	1.82	—	1.53
DEFICIENCY	$—	$370,266	$—	$25,169	$—

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt, allowance for borrowed funds used during construction (AFUDC) and capitalized interest, and the portion of rental expense deemed to be attributable to interest. “Earnings” represents pre-tax income (or loss) from continuing operations before fixed charges and capitalized interest.